TTBD, LLC

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

	Membership Interest	Accumulated Deficit	Total Equity
BALANCE — December 31, 2017	$ 224,000	$ (100,363)	$ 123,637
Net Loss	-	(84,168)	(84,168)
BALANCE — December 31, 2018	$ 224,000	$ (184,531)	$ 39,469

See notes to financial statements.